    Electronically transmitted to the Securities and Exchange Commission on September 17, 2001


                                                      Registration No. 333-65010

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  MEDWAVE, INC.
             (Exact name of registrant as specified in its charter)

         MINNESOTA                                41-1493458
(STATE OR OTHER JURISDICTION OF                  (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)

                             4382 ROUND LAKE ROAD W.
                          ARDEN HILLS, MINNESOTA 55112
                                 (651) 639-1227
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Timothy J. O'Malley
                                    President
                                  Medwave, Inc.
                             4382 Round Lake Road W.
                          Arden Hills, Minnesota 55112
                                 (651) 639-1227

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              David C. Grorud, Esq.
                             Stephen A. Tight, Esq.
                            Fredrikson & Byron, P.A.
                            1100 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 347-7000

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




         The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    Subject to completion, dated September 17, 2001



                                   PROSPECTUS

                                  MEDWAVE, INC.

                        2,765,793 SHARES OF COMMON STOCK


         This Prospectus relates to the offer and sale of up to 2,765,793 shares of common stock, no par value, of Medwave, Inc., a Minnesota corporation, that may be offered and sold from time to time by persons who are currently shareholders of Medwave, Inc. or who may become shareholders upon exercise of certain rights or warrants, or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer. The selling shareholders may offer their shares from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling shareholders. We will not receive any proceeds from the sale of shares by the selling shareholders. See "Plan of Distribution."


         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "MDWV." The closing sale price of the stock on September __, 2001, as reflected on the Nasdaq SmallCap Market, was $ ____ per share.


                            -----------------------

                FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
                    TO AN INVESTMENT IN MEDWAVE COMMON STOCK
                     SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             -----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


              The date of this prospectus is [ __________ ], 2001


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                                TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
ABOUT MEDWAVE..................................................................................................3

RISK FACTORS...................................................................................................6

USE OF PROCEEDS...............................................................................................18

SELLING SHAREHOLDERS..........................................................................................18

PLAN OF DISTRIBUTION..........................................................................................21

SECURITIES AND EXCHANGE COMMISSION POSITION ON
    INDEMNIFICATION FOR SECURITIES ACT LIABILITIES............................................................22

WHERE YOU CAN FIND MORE INFORMATION...........................................................................23

                                  ABOUT MEDWAVE


         GENERAL

         Medwave, formed in 1984, is a development stage company that currently employs 17 full-time employees. Since our inception, we have been engaged exclusively in the development of devices for monitoring and measuring blood pressure. Utilizing our proprietary technology, we developed the Vasotrac-Registered Trademark- APM205A system which monitors blood pressure and provides new readings approximately every fifteen heartbeats. We believe that the continual blood pressure readings and non-invasive qualities of the Vasotrac system make it the most advanced approach to blood pressure monitoring. The system is designed to assist clinicians in the therapeutic management of their patients by providing frequently updated blood pressure readings in an easily obtained and comfortable manner. This microprocessor-controlled system consists of (i) a liquid crystal display, LED displays, a Central Processing Unit and a key pad housed in an aluminum case, (ii) a patient cable, and (iii) a pressure sensor. In February 1995, we received FDA clearance to market the Vasotrac system. We have also developed a hand-held blood pressure monitor, the Vasotrax-TM-. In June 2000, we submitted a 510(k) to the FDA for review of the Vasotrax hand-held monitor. In August 2000, we received FDA clearance, which has allowed us to begin marketing the Vasotrax in the United States for use on adult patients by trained medical personnel. This hand-held monitor is based upon the technology used in the Vasotrac system. In addition, and as a result of our supplier agreement with Nihon Kohden of Japan, we are developing a module of our Vasotrac continual non-invasive blood pressure monitor. The module is designed to be integrated into the other company's larger, more comprehensive systems.



         The Vasotrac system monitors blood pressure using, as a key component, a pressure sensor placed on the wrist over the radial artery (a main artery in the arm). The Vasotrac system and the Vasotrax hand-held monitor utilize our proprietary technology, which applies pressure to the artery as the pressure waveforms are measured by the sensor. Then our proprietary algorithms analyze the pressure waveforms to calculate the systolic, diastolic and mean readings of blood pressure approximately every fifteen heartbeats. The Vasotrac system displays systolic, diastolic and mean blood pressure in millimeters of mercury as well as heart rate in beats per minute. The Vasotrax hand-held monitor displays systolic and diastolic blood pressure as well as pulse rate. These values are displayed after the clinical user manually presses the Vasotrax on the subject's radial artery for approximately 15 seconds.


         The Vasotrac system is designed to be used by trained medical personnel in hospitals and other critical care sites where continual blood pressure monitoring is desirable. Patient pressures can be monitored audibly and visually by entering limits into the Vasotrac system alarm menu. Those values above or below the limits will be automatically brought to the attention of the clinician through audible and visual alarms.


         The Vasotrax hand-held monitor is designed to make accurate blood pressure and pulse rate measurements without using a cuff or stethoscope. To use the device, the clinician presses the device against the wrist and slowly increases the force. In about fifteen seconds, the device will display the blood pressure and pulse rate.



         We have incurred an accumulated deficit of $15,779,409 from our inception through April 30, 2001. We expect to incur additional losses from development, testing, regulatory compliance, sales, and other expenses at least until we emerge from the development stage.



         Our success is dependent upon the successful development and marketing of the Vasotrac system, the Vasotrac module, and the Vasotrax hand-held monitor as well as related technology. However, there can be no assurance that our products or related technology will be successfully marketed or sold in sufficient quantities and at margins necessary to achieve or maintain profitability.



         We have focused on building a dealer network so that we can seek nationwide and, ultimately, worldwide sales coverage without the commensurate increase in sales staff and cost that would occur if the same coverage were sought by building our own employee sales force. In October 2000, we also began hiring a core team of sales professionals to work with the dealer network. The success of our product sales will depend upon the ability of dealers and/or sales professionals to sell the products to the pre-hospital (EMT/EMS) environment, the hospital market, the post-hospital market (such as physician offices) and other markets. At this time, dealers have not demonstrated that they will be successful. However, within the past several months we have expanded the number and broadened the type of dealers with which we are working.



         In late December 1999, we entered into a distribution agreement with 3Ci of Atlanta, Georgia, hospital-based distributor sales company with nationwide coverage for critical care departments for selling the Vasotrac system to the hospital market in the United States. This agreement was converted to a non-exclusive distribution agreement in December 2000, so that we could increase the number of direct sales employees and expand our distribution network. In addition, in the fall of 2000, we entered into a non-exclusive agreement with 3Ci for the sale of the Vasotrax hand-held monitor to the hospital market in the United States. In March of 2001, Allegiance Healthcare -Respiratory Care acquired the assets and employees of 3Ci. While we have not yet had the opportunity to meet with representatives of 3Ci/Allegiance Healthcare subsequent to that transaction, the parties have continued to conduct business under the terms of the current contracts. At this point, however, we cannot determine what effect, if any, the Allegiance Healthcare acquisition of the 3Ci assets and employees will have on distribution and sales of our products or our ongoing relationship with 3Ci/Allegiance Healthcare. Although market visibility for the Vasotrac system from this relationship is noticeably higher than before, we have yet to see the order flow which would indicate successful market entry.



         In addition, between February 2000 and January 2001 we entered into several international distribution agreements in Austria, Canada, China, Germany, Hong Kong, Italy, Japan, Norway, South Korea, Spain, Sweden, Switzerland, and Taiwan. In the Asian markets, we are currently working with the distributors to obtain the necessary government clearances to be able to sell our Vasotrac system and our Vasotrax hand-held monitor in those countries. In August 2000, we received the CE mark allowing us to sell the Vasotrac system in European Union countries. In January 2001, we received the necessary approvals to be able to sell into the Canadian market. Although we have a distribution agreement in place in South Korea, we are currently exploring additional distribution alternatives due to low initial market penetration, and local concerns in the South Korean healthcare market. We were notified in the spring of 2001, that we received South Korean government clearance to market the Vasotrac system in South Korea.



         In June 2000, we signed an agreement for distribution of the Vasotrac System with Nihon Kohden of Tokyo, Japan. Nihon Kohden is a well known medical device company in the Japanese market, with close to 50% market share in patient monitoring. We have worked with Nihon Kohden to prepare the necessary requirements to obtain Ministry of Health clearance, which is required prior to sales commencing in the Japanese market. As part of our agreement with Nihon Kohden, Nihon Kohden issued a purchase order to us valued at $250,000, which will be completely fulfilled at the time of Ministry of Health clearance. A portion of this order was pre-paid in January 2001. This payment has been treated as deferred revenue on our financial statements for the quarter ended January 31, 2001.


         In September 2000, we also signed an OEM agreement with Nihon Kohden that calls for us to develop and produce a Vasotrac module which will be integrated into the Nihon Kohden patient monitoring product family. As a part of this agreement, Nihon Kohden placed an initial order for Vasotrac OEM modules, to be delivered over the next 18 months, and made a down payment of $125,000, which we received in October 2000. This payment has been treated as deferred revenue on our financial statements for the quarter ended October 31, 2000.

         At the end of November 2000, we began shipments of the Vasotrax hand held monitor. We intend, over the next several months, to introduce accessory products for the Vasotrax, such as more options for battery charging, carrying cases, and data downloading software. We are presently in discussions with several companies regarding distribution possibilities for the Vasotrax, in a variety of market segments and geographic locations.

         For Medwave to emerge from the development stage, our success will also depend on our ability to hire additional employees for key operating positions. Competition for such employees is intense and there can be no assurance that we will be successful in hiring such employees on acceptable terms or when required, or in maintaining the services of our present employees. We preliminarily estimate that these employees will increase our employee-related expenses in excess of $500,000 during the next twelve months. However, such requirements are subject to change and are highly dependent on the development process for our products, including the manufacturing scale-up process, market acceptance, and our distribution methods.


         We are using cash, cash equivalents, and short and long-term investments primarily to finance continued clinical testing of the Vasotrac system and Vasotrax hand-held monitor, to continue manufacturing and marketing, to conduct any additional research and product development efforts that may be necessary, and to provide working capital. Over the next twelve months, we expect to spend in excess of $850,000 for research and development. Specifically, we expect to use those funds to develop alternative sensors (including sensors for use in pediatrics, and disposable sensors ), to continue development of the hand-held monitor, to sustain engineering support for manufacturing, to continue development of the Vasotrac system and to develop the Vasotrac OEM module. We do not expect to spend any material amount on additional equipment in connection with these initiatives. As of June 30, 2001, we had cash, cash equivalents, and short and long-term investments that we felt would allow us to meet our current cash requirements for approximately 20 months. If the development and marketing process for our products does not proceed as expected because significant product design changes are required to achieve market acceptance, unexpected difficulties are encountered in attaining cost-effective manufacturability, the sales and marketing costs are higher than expected, or the products are not accepted by the market place, we may require additional capital at an earlier date. We may seek such capital through bank borrowing, equipment financing, equity financing, or other methods. Our financing needs are subject to change depending on, among other things, market conditions and opportunities, equipment or other asset-based financing that may be available, and cash flow from operations. Any material favorable or unfavorable deviation from our anticipated expenses could significantly affect the timing and amount of additional financing that may be required. However, additional financing may not be available when needed or, if available, may not be on terms that are favorable, or acceptable, to us or our security holders. In addition, any such financing could result in substantial dilution to our existing security holders.


         Medwave's principal offices are located at 4382 Round Lake Road W., Arden Hills, Minnesota 55112, and its telephone number is (651) 639-1227.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN YOUR EVALUATION OF MEDWAVE AND ITS BUSINESS.

WE HAVE LIMITED OPERATING HISTORY AND REVENUES, AN ACCUMULATED DEFICIT AND CONTINUING LOSSES


         Medwave is a development stage company formed in June 1984. Since inception, we have been engaged exclusively in research and development of devices for monitoring and measuring blood pressure. In 1990, we began to direct our research toward a product utilizing doppler technology. While the doppler-based system was not successful, information gained from that research allowed us to embark, in 1991, on a new technical direction that resulted in the development of our proprietary Vasotrac-Registered Trademark-system, for which we received FDA 510(k) clearance for use on adult patients in 1995. Utilizing our proprietary technology, the Vasotrac system monitors a patient's blood pressure continually and provides a new reading approximately every 15 heartbeats. We also developed a hand-held blood pressure monitor, the Vasotrax-TM-. We submitted a 510(k) for the Vasotrax hand-held blood pressure monitor to the FDA for review in June 2000. In August 2000, we received FDA clearance, which allowed us to begin marketing the Vasotrax in the United States for use on adult patients by trained medical personnel. This hand-held monitor is based upon the technology used in the Vasotrac system. As a development stage company, we have had limited sales and generated limited revenues from operations. While we are currently formulating plans for emergence from the development stage, there can be no assurance we will ever be able to generate revenue from operations sufficient to sustain our anticipated growth. We have incurred an accumulated deficit of $15,779,409 from June 27, 1984 (inception) through April 30, 2001. We anticipate incurring significant additional losses from further development, testing, regulatory compliance and sales and marketing expenses for the foreseeable future. There can be no assurance that the Vasotrac system, Vasotrax hand-held monitor, or related products can be successfully marketed or sold in sufficient quantities and at margins necessary to achieve or maintain profitability.





WE RELY ON A SINGLE TECHNOLOGY PLATFORM

         We believe that significant and expanding markets exist for the Vasotrac system and/or the Vasotrax hand-held monitor, and for additional products incorporating our proprietary technology. Currently we utilize one technology platform in both the Vasotrac system and the Vasotrax hand-held monitor. The technology platform is our sensor technology and the software algorithm. In addition, in September 2000 we entered into an agreement to incorporate the Vasotrac system technology into an OEM module. This OEM module is currently in the design phase. Reliance on a single technology platform creates substantial risks for Medwave. If for example, the Vasotrac system and the Vasotrax hand-held monitor are not successfully marketed or if they fail to meet customer needs, or are not accepted in the marketplace, we would be materially and adversely affected, our primary business focus would require re-evaluation and our ability to continue operations would be jeopardized. Additionally, there can be no assurance that other products utilizing our proprietary technology will ever be successfully developed or marketed. We have not undertaken any comprehensive patent infringement searches or studies. If the Vasotrac system or the Vasotrax hand-held monitor were found to infringe on the patent rights of others or if third parties asserted, and were successful in claiming, rights to the these products, we would be materially adversely affected.

         We also intend to develop additional products based on our core technology. The technology employed in the Vasotrac system may be useful in developing products for other markets. We are early in considering the development possibilities of these new products so there can be no assurance that additional products will be successful either from a technical standpoint or from a manufacturing or customer acceptance standpoint.

OUR SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE


         Medwave's success depends on market acceptance of the Vasotrac system, the OEM modules thereof, or the Vasotrax hand-held monitor. Such acceptance depends primarily on gaining customer (end-user) and institutional (hospitals, outpatient centers, ambulance companies, nursing homes and physician offices) acceptance of these products. We believe that testing of the Vasotrac system and Vasotrax hand-held monitor has yielded favorable results compared to other non-invasive blood pressure monitors. However, improper placement of the pressure sensor or improper use of the system may cause the readings produced by the Vasotrac system and Vasotrax hand-held monitor to be questionable. As a result, another key component of our marketing strategy will be to focus on training and education of clinicians in the correct use of the Vasotrac system and Vasotrax hand-held monitor. Also, given differences in individual bone physiology, body weight and physical condition, the Vasotrac system, the OEM modules thereof, and the Vasotrax hand-held monitor may not provide adequate readings or be usable on all patients. For example, if a patient's peripheral blood flow to his or her arms has been affected, these products may not function as specified. Other contraindications for these products may result from patients on cardiopulmonary bypass and patients with any condition in which rendering a pulsating pressure signal from the radial artery is not possible. To date, we have not detected significant patient complications caused by the system. However, as with any relatively new product, complications may occur as the Vasotrac system, the OEM modules thereof, and the Vasotrax hand-held monitor are used on a greater number of patients with different characteristics and under various conditions. The presence of any significant complications would necessitate additional research and evaluation to determine the impact of such complications. As with any relatively new medical device, complications may manifest themselves as the device is used on a greater number of patients with different characteristics and under various conditions. Finally, we must overcome the resistance of the medical community to the introduction of new techniques or technology. We believe that this resistance may be exacerbated due to the fact that the blood pressure cuff has been in use for more than 100 years, and virtually all medical professionals are trained using cuff technology. Therefore, there can be no assurance that the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor will gain market acceptance. If these products do not gain market acceptance, our future would be jeopardized.


WE NEED TO CONDUCT ADDITIONAL CLINICAL STUDIES


         We conducted initial clinical trials of the Vasotrac system on approximately 30 consenting subjects, some of whom were healthy and some of whom were undergoing surgery. We used results from a series of these studies comparing the Vasotrac system's readings with A-line (arterial catheter - which is considered the "gold standard" in blood pressure monitoring) readings in our 510(k) submissions to the FDA in 1995. Subsequent to the 510(k) submissions, we have conducted clinical trials on approximately 350 additional individuals. During the clinical trials conducted to date, the variance between synchronized Vasotrac system readings obtained from one arm of the patient and the comparative A-line readings obtained from the other arm was calculated by computing the standard deviation of error from more than 30,000 paired readings from the patients. Based on these measurements, which exclude a certain number of paired readings because we believe that these readings have been affected by artifact, patient arm level differences, actual arm-to-arm pressure differences, or experimental error, the magnitude of this variance is calculated as a standard deviation of approximately 7, 5, and 7 mmHg for systolic, mean and diastolic blood pressure measurements, respectively. The Vasotrac system compares favorably with those found in previous generations of non-invasive blood pressure measurement devices, such as the Critikon Dinamap-TM- cuff-based system with which we claimed "substantial equivalence" in our 510(k) submission to the FDA. In addition, these standard deviation values are below the crucial 8 mmHg standard deviation limit of clinical acceptability defined by the Association for the Advancement of Medical Instrumentation as the national standard for electronic or automated sphygmomanometers.



         In our 510(k) submission to the FDA, we included not only clinical data, but also outlined our plan to continue testing and integrating the results from those tests into the Vasotrac system. Based on the foregoing, and, most importantly, the improvement in the overall results of the system's performance subsequent to its 510(k) submission, we do not believe that applicable FDA regulations require, and therefore at this point we do not anticipate, any need to submit to the FDA the post-510(k) clinical studies.


         While we believe that the Vasotrac system's accuracy compares favorably with that found in previous generations of non-invasive blood pressure measurement devices, the presence of certain drugs in the patient's system may negatively impact the accuracy of the Vasotrac system's readings. Although we believe that our current product design for the Vasotrac system and the clinical studies conducted to date provide an adequate basis for us to continue marketing the system, it will take widespread use and testing to verify that the Vasotrac system is usable under most conditions. We expect to continue conducting or supervising on-going clinical studies of the system on individuals with different characteristics and under various conditions until such time as the Vasotrac system receives broad market acceptance. We cannot currently estimate the number of individuals we will need to test or the amount of time and expense that will be required to perform and analyze these additional clinical studies in order to achieve general market acceptance for the system.

         In March 2001, we completed clinical testing of the Vasotrac system in pediatric applications. We used this clinical information to make a 510(k) submission to the FDA requesting clearance to use the Vasotrac system on pediatric patients. In June 2001, we received 510(k) clearance from the FDA to use the Vasotrac system in pediatric applications. We are currently expanding this study to determine if the possibility exists to use the current sensor technology on different sites of the patient's body.


         The object of these continued studies is to refine the design of the system and to test the system on a greater number of patients with different characteristics and under various conditions, such as a wide range of blood pressure readings, until such time, if ever, as the Vasotrac system and Vasotrax hand-held monitor may receive general market acceptance. In addition, we believe the studies will help us to continually improve and develop new marketing and sales information as well as to promote greater awareness and market acceptance of the Vasotrac system toward the goal of attaining commercial viability for the product. We have conducted some of these studies outside the United States.



         We have conducted clinical studies to develop and validate our Vasotrax hand-held blood pressure measurement technology. These clinical studies included 60 healthy subjects. For each subject an arterial catheter was inserted in one arm and several operators performed repeated blood pressure measurements from the opposite arm using the hand-held monitor. For each one of the operator's blood pressure measurements, the corresponding arterial blood pressure measurements were determined and compared for accuracy. The raw waveform data from the arterial line as well as the raw data from the hand-held monitor were also recorded and stored into our clinical database for further processing. The data from the first 45 subjects was used for product development purposes. The data from the last set of 15 subjects was recorded with the final design of the hand-held monitor. The results of the comparison between the arterial line blood pressure readings and the hand-held monitor on these 15 subjects was then referenced as part of our filing with the FDA for the hand-held monitor's 510(k) submission, which was filed in June 2000. In August 2000, we received FDA clearance, which allows us to begin marketing the Vasotrax hand-held monitor in the United States for use on adult patients by trained medical personnel. Future studies will be explored to determine the usefulness and accuracy of the Vasotrax hand-held monitor for use on pediatric patients.



         Introduction of the Vasotrac system and Vasotrax hand-held monitor to additional market segments and/or foreign markets may require that we conduct further clinical studies in order to achieve both regulatory and market acceptance. These clinical studies and the results obtained therefrom may require us to undertake additional product development efforts in order to sell the Vasotrac system and Vasotrax hand-held monitor in these countries or market segments. SEE "RISK FACTORS - WE ARE SUBJECT TO GOVERNMENT REGULATION."


WE MUST CONTINUE TO EVALUATE THE DESIGN OF OUR PRODUCTS

         While our initial product development and clinical testing program for the Vasotrac system and Vasotrax hand-held monitor are complete, extensive use and evaluation of the design is necessary in order to assess whether the products, as currently configured, will broadly meet customer needs or be accepted as a viable alternative in the marketplace. We will continue to test the Vasotrac system and Vasotrax hand-held monitor to enhance their market acceptance. If the configuration of the system must be modified, there can be no assurance such modifications will be acceptable to customers or be technically feasible. Even if feasible, such modifications could result in significant delays and significant expense. If such modifications require regulatory approval, additional significant delays could result. We could be materially and adversely affected by any of these developments.

         In addition we have recently entered in to an agreement to incorporate the Vasotrac system technology into an OEM module. Although sale of the Vasotrac system as an OEM module is intended to complement sales of the system as a stand alone product, it is possible that configuration as an OEM module will be the principal or customer preferred way of purchasing and using this product. The OEM module that is the subject of this first agreement is currently in the design phase. If the OEM module requires extensive additional research and design effort, such efforts could result in significant delays and significant expense. It is also likely that OEM modules will require regulatory approval, which may result in additional delays. Any regulatory application must be submitted by any of the third party companies that use the OEM module. We could be materially and adversely affected by any of these developments.

OUR PRODUCTS MAY REQUIRE SERVICING; WE MAY BE SUBJECT TO PRODUCT LIABILITY
CLAIMS


         Our goal is to produce highly reliable Vasotrac systems, OEM modules thereof, and Vasotrax hand-held monitors that do not require excessive subsequent servicing. There can be no assurance, however, that we will be successful in achieving such goal. There also can be no assurance that additional problems will not occur, that additional servicing requirements will not be necessary or that any such additional problems or servicing requirements, individually or in the aggregate, will not be significant, difficult to correct, time-consuming or prohibitively expensive. Further, the need for any such additional servicing may not be readily apparent to clinicians using the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor. We believe that actual or perceived excessive servicing requirements for the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor could materially and adversely affect market acceptance of the system or could raise product liability concerns. SEE "RISK FACTORS -- WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT EXCEED INSURANCE COVERAGE." Although we plan to continue testing our products to determine the extent of their servicing requirements, there can be no assurance that we can precisely identify the exact scope of such servicing requirements.


WE HAVE LIMITED MANUFACTURING EXPERIENCE AND CAPABILITY

         We currently have little manufacturing experience or capability, other than a limited ability to produce small quantities of the Vasotrac system and Vasotrax hand-held monitor. We have not developed, arranged for, or invested in any significant production tooling, nor have we contractually arranged for any significant third party manufacturing capacity or agreements. There can be no assurance that we will be able to scale-up manufacturing of the Vasotrac system, OEM modules thereof, or the hand-held monitor for commercial production at quantities required to meet cost targets and profitability goals. If our manufacturing costs are higher than anticipated or if a lower-priced competitive product becomes available, we may not be able to produce and sell the Vasotrac system, OEM modules thereof, or the Vasotrax hand-held monitor competitively. In addition, there can be no assurance that subcontractors, on whom we will rely for functions we will not perform internally, will produce sufficient products at required quality and cost levels. We will be materially adversely affected if we are unable to scale-up manufacturing successfully or effectuate manufacturing arrangements on acceptable terms.

WE CURRENTLY HAVE LIMITED OR SINGLE SOURCES OF SUPPLY

         We currently purchase from outside vendors, on a purchase order basis, small quantities of virtually all components and subassemblies for the Vasotrac system and Vasotrax hand-held monitor. Should production rates increase, the supply of components and subassemblies will become more critical. At present, many components are supplied by one vendor or are made by hand without production tooling in our facility. Furthermore, we have no formal agreements with any of our vendors. Should a key vendor be unwilling or unable to supply any components or subassemblies required by us in a timely manner, we will be materially adversely affected.

WE HAVE A LIMITED MARKETING STRATEGY AND LIMITED DISTRIBUTION CHANNELS AND CAPABILITIES

         Our marketing strategy is primarily dependent on gaining customer and institutional acceptance of the Vasotrac system, OEM modules thereof, and the Vasotrax hand-held monitor. We must overcome the inherent resistance of the medical community to the introduction of new techniques or technology. In September 1999, the journal of ANESTHESIOLOGY published the results of a multi-center trial of the Vasotrac system. This was the first major study of the Vasotrac System that was published. While the article was favorable, we believe that additional studies and articles will be required to promote greater awareness and market acceptance of our technology platform.

         While we anticipate that additional clinical studies of the Vasotrac system and Vasotrax hand-held monitor will lead to the publication of papers or studies in such journals, there can be no assurance any such papers will be published. In addition, we believe that planned clinical studies will promote greater awareness and market acceptance of the technology platform.


         In late December 1999, we entered into an exclusive distribution agreement with 3Ci of Atlanta, Georgia, a hospital-based distributor sales company with nationwide coverage for critical care departments, for selling the Vasotrac system to the hospital market in the United States. We converted this agreement to a non-exclusive distribution agreement in December 2000, so we could increase the number of direct sales employees and expand our

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distribution network. In addition, in the fall of 2000, we entered into a non-exclusive agreement with 3Ci for the sale of the Vasotrax hand-held monitor to the hospital market in the United States. 3Ci is primarily focused in the critical care and operating room departments of the hospital market. In March of 2001, Allegiance Healthcare - Respiratory Care acquired the assets and employees of 3Ci. While we have not yet had the opportunity to meet with representatives of 3Ci/Allegiance Healthcare subsequent to that transaction, the parties have continued to conduct business under the terms of the current contracts. At this point, however, we cannot determine what effect, if any, the Allegiance Healthcare acquisition of the 3Ci assets and employees will have on distribution and sales of our products or our ongoing relationship with 3Ci/Allegiance Healthcare. Although market visibility for the Vasotrac system from this relationship is noticeably higher than before, we have yet to see the order flow which would indicate successful market entry.



         In addition, between February 2000 and January 2001 we entered into several international distribution agreements in Austria, Canada, China, Germany, Hong Kong, Italy, Japan, Norway, South Korea, Spain, Sweden, Switzerland, and Taiwan. In the Asian markets, we are currently working with the distributors to obtain the necessary government clearances to be able to sell the Vasotrac system and the Vasotrax hand-held monitor in those countries. In June 2000, we signed an exclusive agreement, for the sale of the Vasotrac system in Japan, with Nihon Kohden of Tokyo, Japan. Nihon Kohden is a well-known medical device company in the Japanese market, with close to 50% market share in patient monitoring. Nihon Kohden and Medwave have worked together to prepare the necessary requirements to obtain Ministry of Health clearance, which is required prior to commencing sales of the Vasotrac system in the Japanese market. As part of our agreement with Nihon Kohden, Nihon Kohden issued a purchase order to us valued at $250,000, which will be completely fulfilled at the time of Ministry of Health clearance. A portion of this order was pre-paid in January 2001.


         Prior to the introduction of the enhanced Vasotrac system in October of 1999, we used both a limited number of employees for sales and marketing and a limited dealer network to sell the initial Vasotrac system. We used the feedback from initial customers of the Vasotrac system to enhance the Vasotrac system to make the system more user friendly. During the enhancement project, we reduced our sales and marketing employees and focused on the engineering required for the enhancement effort. After we introduced the enhanced Vasotrac system in October of 1999, we focused on building a dealer network so that we could seek nationwide sales coverage without the commensurate increase in sales staff and cost that would occur if the same coverage were sought by building our own employee sales force. We are currently adding our own sales employees to work with the dealers in order to provide better product support. We currently anticipate a direct sales force of approximately 10 employees that will work with and support a distribution network focused on the pre-hospital, hospital, and post-hospital environments. We are also currently looking for a distribution partner for the Vasotrax hand-held monitor outside the hospital market. The success of our product sales will depend upon the ability of dealers and/or sales representatives to sell the products to the hospitals, their affiliates, and other markets. At this time, dealers have not consistently demonstrated that they will be successful.


WE MUST MAINTAIN AND DEVELOP STRATEGIC RELATIONSHIPS WITH THIRD PARTIES TO INCREASE MARKET PENETRATION OF OUR PRODUCT LINES



         We distribute our products to domestic hospitals and targeted international markets primarily through distributors. We also have a Vasotrac system OEM modules sales agreement in place with Nihon Kohden, a well known medical device company in the Japanese market with close to 50% market share in patient monitoring. We intend to enter into similar agreements with other major patient monitoring companies and to establish technology partnerships with other medical product and technology companies. Widespread acceptance of our technology is dependent on our establishing and maintaining these strategic relationships with third parties and on the successful distribution efforts of third parties.



         Many aspects of our relationships with third parties, and the success with which third parties promote distribution of our products, are beyond our control. We may be unsuccessful in maintaining our existing strategic relationships and in identifying and entering into future development and distribution agreements with third parties.

OUR INTERNATIONAL SALES EXPOSE US TO UNIQUE RISKS



         In fiscal 2001, international sales accounted for approximately 20% of our revenue.



         We believe that international sales will represent a meaningful portion of our revenue in the future. We rely on distributors to assist us with our international operations. In addition, we are exposed to risks from international sales, which include unexpected changes in regulatory requirements, tariffs and other barriers and restrictions and reduced protection for intellectual property rights. Moreover, fluctuations in the rates of exchange may increase the price in local currencies of our products in foreign markets and may price us out of the foreign market.



WE MAY NOT HAVE ADEQUATE INTELLECTUAL PROPERTY PROTECTION




         Although we believe that we have effective patent protection, our patents and proprietary technology may not be able to prevent competition by others. In addition, in the future our products may be found to infringe upon the rights of others. Any claims resulting in intellectual property litigation, whether defensive or offensive, could drain our resources and, if decided against us, materially adversely affect our business.


WE FACE SUBSTANTIAL COMPETITION

         We currently know of one other continual non-invasive blood pressure monitoring device on the market. However, that device uses a cuff to calibrate the blood pressure readings and we therefore do not consider the device to be directly competitive. We face substantial competition from numerous companies that manufacture and market noninvasive and invasive instruments for blood pressure measurement and monitoring. Several companies competing in the blood pressure monitoring market have significantly greater resources as well as established technologies and product reputations in the blood pressure monitoring field. Our ability to compete successfully in this market will depend on our ability to develop and market a technologically superior blood pressure monitoring or measurement system that provides cost-benefit, patient benefit, and improved staff effectiveness.


         To compete successfully, we likely will need to develop and introduce new products that keep pace with technological advancements, respond to evolving consumer requirements and achieve market acceptance. We may be unable to develop new products that address our competition.



         Our business plan contemplates an income stream from sales of replacement sensors that are compatible with only our monitors and OEM modules. We may be subject to price competition from other sensor manufacturers whose products are also compatible with our monitors. To mitigate this we developed proprietary sensor technology that provides and promotes the exclusive use of our proprietary sensors with our equipment. There can be no assurance, however, that such measures will preclude replacement sensor competition in the future.



         The current widespread acceptance of non-invasive cuff technology and of the arterial line, and the lack of widespread acceptance of non-invasive technologies like ours, is an important competitive disadvantage that we must overcome in order to gain general market acceptance. In addition, the current technology involving cuffs and arterial lines has established cooperative relationships with large medical equipment companies and buying groups that we must also overcome in order to successfully compete. If we are not successful at overcoming such competition, our primary business focus would likely require re-evaluation with our ability to continue operations being jeopardized.

OUR TECHNOLOGY MAY BECOME OBSOLETE

         The medical device industry is subject to rapid technological innovation and, consequently, the life cycles of products tend to be relatively short. We are engaged in a field characterized by extensive research efforts. There can be no assurance that new developments or discoveries in the field will not render the Vasotrac system or Vasotrax hand-held monitor obsolete. The greater resources of many of the companies currently engaged in research of blood pressure management may permit such companies to create, or respond more rapidly than Medwave to, technological innovations or advances.

WE ARE DEPENDENT ON PROPRIETARY TECHNOLOGY AND WE CANNOT ASSURE PROTECTION OF SUCH TECHNOLOGY


         We have applied for U.S. patents covering various aspects of our blood pressure technology. As of June 2001, 19 U.S. patents relating to our blood pressure technology have been granted, and five U.S. patent applications are pending. We also have pending patent applications relating to our blood pressure technology in the European Patent Office, Australia, Brazil, Canada, China, India, Japan, and Russia. Most of the patents and patent applications relate to both the Vasotrac system and to the Vasotrax hand-held blood pressure monitor.



         There can be no assurance that any pending U.S. or any foreign patents will be granted or, if obtained, that they, or those already granted to us, will sufficiently protect our proprietary rights. Although patents have been granted to us and even if the patents for which we apply are granted, they do not confer on us the right to manufacture and market products if such products infringe on patents held by others. While we have reviewed prior art in connection with our patent applications, we have not undertaken or conducted any comprehensive patent infringement searches or studies. If any such third parties hold any such conflicting rights, we may be required in the future to stop making, using or selling our products or to obtain licenses from or pay royalties to others, which could entail significant expense and have a material adverse effect on Medwave. Further, in such event, there can be no assurance that we would be able to obtain or maintain any such licenses on acceptable terms, if at all. We have, throughout the development process for the Vasotrac and Vasotrax products, been associated with various companies, institutions and individuals. Although we have no knowledge that any such companies, institutions or individuals have claimed, or have any basis for claiming, interests in our proprietary rights or in the Vasotrac system, there can be no assurance that such claims will not be threatened, asserted or perfected. Such claims, even if we ultimately prevail on the merits, could materially and adversely affect us.


         In addition to patent protection, we intend to rely, to the extent possible, on trade secrets, unpatented proprietary know-how, and our continuing development of new products.

THIRD PARTY PAYORS MAY NOT APPROVE PAYMENT FOR USE OF OUR PRODUCTS AND WE MAY BE AFFECTED BY CHANGES IN HEALTH CARE LAWS


         Our success in the United States may be related to the number of third party payors, such as Medicare, private insurance companies, health maintenance organizations, and other payors, that approve payment or reimbursement for the use of the Vasotrac system, OEM modules thereof, and the Vasotrax hand-held monitor and the amount of any such payments or reimbursements. If, for example, hospitals are not able to recover the cost of these products through reimbursement, they may be reluctant to purchase these products, with the result that our sales may be adversely affected. The health care industry and associated regulatory environment are dynamic and rapidly changing, particularly with respect to proposals to reform Medicare and to control health care costs. This environment makes it impossible to predict the effects, including costs or impediments to development, that adoption of and changes in health care laws, rules and regulations may have on us and our operations. Such developments could, however, materially and adversely affect our ability to market our products.



WE MAY NOT BE ABLE TO MANAGE GROWTH



         If successful, we will experience a period of growth that could place a significant strain upon our managerial, financial and operational resources. Our infrastructure, procedures and controls may not be adequate to support our operations and to achieve the rapid execution necessary to successfully market our products. Our future operating results will also depend on our ability to expand our direct sales force and our internal sales, marketing and support staff. If we are unable to manage future expansion effectively, our business, results of operations and financial condition will suffer, our management will be less effective, and our revenues and product development efforts may decrease.

WE MAY NOT CONTINUE TO RECEIVE NECESSARY FDA CLEARANCES OR APPROVALS



         Our products and activities are subject to extensive, ongoing regulation by the Food and Drug Administration and other governmental authorities. Delays in receipt of, or failure to obtain or maintain, regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market our product line.



WE MAY NOT RECEIVE APPROVALS BY FOREIGN REGULATORS THAT ARE NECESSARY FOR INTERNATIONAL SALES



         Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary from country to country. If we, or our international distributors, fail to obtain or maintain required pre-market approvals or fail to comply with foreign regulations, foreign regulatory authorities may require us to file revised governmental notifications, cease commercial sales of our products in the applicable countries or otherwise cure the problem. Such enforcement action by regulatory authorities may be costly.



         In order to sell our products within the European Community, we must comply with the European community's medical device directive. Future regulatory changes may limit our ability to continue to use the CE mark, and any new products we develop may not qualify for the CE mark. If we fail to obtain this authorization or fail to obtain authorization on future products, we will not be able to sell our products in the European Community.


WE ARE SUBJECT TO GOVERNMENT REGULATION


         We are subject to FDA and other government regulations, including regulations with respect to marketing approval, manufacturing practices, packaging, labeling and complaint reporting. Medical devices "substantially equivalent" to existing systems continuously marketed since May 1976 may be marketed pursuant to a Pre-market Notification Submission (a "510(k) Submission") with the FDA. The FDA finding of "substantial equivalence" for the Vasotrac system and the Vasotrax hand-held monitor does not in any way denote official approval of the device. Further, any representation that creates an impression of official approval of a device because it complies with the pre-market notification regulations is misleading and constitutes misbranding. Certain devices, including those which are not "substantially equivalent" to predicate devices, are subject to Pre-market Approval Application requirements and more stringent FDA reviews. In contrast to the 510(k) process, the Pre-market Approval Application process generally occurs over a more protracted time period and requires more extensive clinical data. In January 1995, we filed a 510(k) Submission, including clinical data, with the FDA for the Vasotrac system. In February 1995, we received notice from the FDA that no further data would be required and that we could immediately commence marketing the Vasotrac system in the United States. Again, this does not constitute FDA "approval" of the Vasotrac system, but merely allows us to market the system in the United States. In addition, we must, like all medical device manufacturers, implement, maintain and follow the FDA's Quality System Regulation and Good Manufacturing Practices . We believe our primary manufacturing costs will be driven by initial scale-up and ultimate production levels and will not be significantly impacted by such requirements. Should we intend to market the Vasotrac system for new or different uses, or should we significantly modify the system in a way that could significantly affect its safety or effectiveness, we would be required to again file a 510(k) Submission for the Vasotrac system with the FDA.


         In our initial 510(k) Submission to the FDA, we included not only clinical data, but also outlined our plans to continue testing and integrating the results therefrom into the Vasotrac system. We do not believe that FDA regulations require, and therefore at this point we do not anticipate, submission to the FDA of our post-510(k) clinical studies. Although the FDA has stated that the manufacturer is best qualified to make an initial determination of whether a new 510(k) Submission is necessary, the FDA can overrule a manufacturer's decision not to submit a new 510(k) Submission and take appropriate regulatory action. If we determine we need not submit any such new 510(k) Submission, including with respect to our post-510(k) clinical studies, and the FDA consequently takes regulatory action, we could be materially and adversely affected.


         In February 2000 we completed a sales agreement with E-Wha International of Seoul, South Korea. As part of this agreement, Medwave and E-Wha have submitted extensive documentation to the South Korean FDA for review prior to sales commencing. We believe this submission process was completed in October 2000 and we have been notified by E-Wha that government clearance has been obtained.



         During the spring of 2000, we began working on gaining the CE Mark, which is required by European Union countries prior to commencement of sales into those countries. We have now satisfied the requirements and can display the "CE Mark" on designated units of our Vasotrac system. In addition, we are completing the process necessary for ISO 9001-EN46001-EC Directive 93/42/EEC Annex II.3 approval. We expect to receive ISO 9001 approval in the summer of 2001. This would allow us to display the "CE Mark" on all of our products. Failure to receive the ISO 9001 approval, or delay in receiving approval may result in material and adverse effects to us, including loss of the ability to sell products in European countries. In addition to this approval, we are also working on non-English versions of the Vasotrac system, which may be required in certain international markets.



         In June 2000 we entered into an agreement, for exclusive sales of the Vasotrac system in Japan, with Nihon Kohden of Tokyo, Japan. As part of this agreement, Medwave and Nikon Kohden have submitted extensive documentation to the Japanese Ministry of Health for clearance of the Vasotrac System in the Japanese market. We expect clearance during 2001.


         In June 2000, we filed a 510(k) submission with the FDA for our Vasotrax hand-held monitor for the professional market. In August 2000, we received FDA clearance, which allows us to market the Vasotrax hand-held monitor in the United States for use on adult patients by trained medical personnel.

         In March 2001, we completed clinical testing of the Vasotrac system in pediatric applications. We used this clinical information to make a 510(k) submission to the FDA requesting clearance to use the Vasotrac system on pediatric patients. In June 2001, we received 510(k) clearance from the FDA to use the Vasotrac system in pediatric applications. We are currently expanding this study to determine if the possibility exists to use the current sensor technology on different sites of the patient's body.

         We anticipate that with new product concepts developed by us, including the OEM modules, various government approvals will be required prior to being able to sell the products.


WE ARE DEPENDENT ON MANAGEMENT AND OTHER KEY PERSONNEL


         Our success currently depends on the services of Tim O'Malley, our President and Chief Executive Officer, as well as on our engineering group, which has sophisticated technical knowledge about the Vasotrac system, OEM module thereof, and the Vasotrax hand-held monitor. The loss of one or more of our key employees may hurt our business if we are unable to identify other individuals to provide us with similar services. Although we have confidentiality agreements with our employees, we do not have an employment agreement with, or key-man life insurance on, Mr. O'Malley or any other individual. Our future success, if any, will depend in large part on our ability to hire additional employees within a 12 month period for key operating positions, including general and administrative, sales and marketing, research and development and manufacturing positions. Competition for such employees is intense and there is no assurance we will be successful in hiring such employees when required on acceptable terms, or in maintaining the services of our present employees. Furthermore, there can be no assurance we will be able to manage effectively a rapidly expanding work force or, for that matter, any of the other components of the growth strategy associated with our plan of operation, such as scaled-up manufacturing or distribution arrangements. SEE "RISK FACTORS - "WE HAVE A LIMITED MARKETING STRATEGY AND LIMITED DISTRIBUTION CHANNELS AND CAPABILITIES."


WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT EXCEED INSURANCE COVERAGE


         We have obtained product liability insurance, including excess umbrella coverage, in the aggregate amount of $10 million covering the Vasotrac system and Vasotrax hand-held monitor. However, there can be no assurance we will be able to maintain such insurance in amounts and with coverage that will adequately cover associated risks or that such insurance will be available in the future at premiums that can be economically justified. Lack of such insurance could expose us to substantial damages, which could have a material adverse effect upon us.

WE HAVE A HISTORY OF LOSSES AND MAY EXPERIENCE CONTINUED LOSSES



         We have experienced losses every year since our incorporation. These losses have resulted because we have expended more money in the course of researching, developing and enhancing our technology and products and establishing our sales and marketing organization than we have generated in revenues. We expect that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, expand our operations and continue to develop our technology. It is possible that we will never achieve or sustain the revenue levels required for profitability.



WE WILL NEED ADDITIONAL CAPITAL, WHICH MAY BE UNAVAILABLE



         We believe that existing cash, together with funds generated from the sale of products, will allow us to meet our cash requirements for approximately 20 months. If the continuing development process for the Vasotrac system, Vasotrax hand-held monitor, or related technology indicates significant product design changes are required to achieve market acceptance, or if unexpected difficulties are encountered in attaining cost-effective manufacturability, we may require additional capital at an earlier date. Additional financing may not be available when needed or, if available, may not be available on terms that are acceptable to us or to our security holders. In addition, any such financing could result in substantial dilution to our shareholders. If such additional financing is required and not obtained, Medwave would be materially adversely affected.



     The commercialization of our product line and the development and commercialization of any additional products may require greater expenditures than expected in our current business plan. Our capital requirements will depend on numerous factors, including:

- our rate of sales growth--fast growth may actually increase our need for additional capital to hire additional staff, purchase additional component inventories, finance the increase in accounts receivable and supply additional support services;

- our progress in marketing-related clinical evaluations and product development programs, all of which will require additional capital;

- our receipt of, and the time required to obtain, regulatory clearances and approvals--the longer regulatory approval takes, the more working capital we will need to support our regulatory and development efforts in advance of sales;

 - the level of resources that we devote to the development, manufacture and marketing of our products--any decision we make to improve, expand or simply change our process, products or technology will require increased funds;

- our facilities requirements--as we grow we may need additional manufacturing, warehousing and administration facilities and the costs of the facilities would be borne long before any increased revenue from growth would occur;

- market acceptance and demand for our products--although growth may increase our capital needs, the lack of growth and continued losses would also increase our need for capital; and

- financing strategies--our attempt to accelerate the otherwise lengthy purchasing processes of hospitals by offering programs as an alternative to outright purchasing and by providing purchasers with extended payment terms and financing options will require additional capital.



     We may be unable to predict accurately the timing and amount of our capital requirements. We may be required to raise additional funds through public or private financing, bank loans, collaborative relationships or other arrangements earlier than expected. It is possible that banks, venture capitalists and other investors may perceive our capital structure, our history of losses or the need to achieve widespread acceptance of our technology as too great a risk to bear. As a result, additional funding may not be available on attractive terms, or at all. If we cannot obtain additional capital when needed, we may be forced to agree to unattractive financing terms, to change our method of operation or to curtail our operations.

WE MAY HAVE TO ISSUE ADDITIONAL SHARES, WITHOUT ANY ADDITIONAL PAYMENT TO US, BECAUSE OF THE LOOK-BACK AND ANTI-DILUTION RIGHTS GRANTED TO INVESTORS IN OUR MARCH 20TH CLOSING



         On March 20, 2001, we completed the first part of a private placement, selling to investors 136,025 units which provided gross proceeds of approximately $870,000 to us (in each case, net of any investors who converted their March 20th investment into the units sold by us at the second closing held on June 13, 2001). The investors who purchased units at the March 20, 2001 closing but did not convert those into the units sold at the June 13, 2001 closing are referred to herein as the "March 20th investors." Each unit purchased by the March 20th investors consists of one share of our common stock (the "initial shares") and one warrant to purchase one and one-half shares of common stock. The per unit price of the units purchased by the March 20th investors was $6.375. The per share exercise price for the warrants issued to the March 20th investors is $6.425. According to the terms of the stock purchase agreement entered into by Medwave and the March 20th investors, if we issue any common stock within 180 days of March 20th (subject to certain exclusions, including any securities issued pursuant to our recently completed private placement) for less than the price per share paid by the March 20th investors, the March 20th investors have the right to receive more common shares, for no additional consideration, necessary to ensure that each investor's effective per share purchase price for his initial shares will equal such lower issuance price. Also, included with units purchased on March 20th is a look-back right entitling the investor to receive, for no additional consideration, a number of additional shares if Medwave's future gross revenue does not meet certain targets. The applicable gross revenue targets are $1.7 million for the six months ending October 31, 2001, $3.1 million for the nine months ending January 31, 2002, and $5.0 million for the twelve months ending April 30, 2002. If we don't meet these gross revenue targets, the look-back provision gives each March 20th investor the one time right to receive such number of additional shares as would cause the investor's average purchase price per share for his total holdings of initial shares still held and additional shares to be reduced to the greater of $2.00 or 80% of the average closing price of our common stock for the five days following the filing of our quarterly or annual reports reflecting revenue that does not meet the relevant revenue target. If we don't meet the gross revenue targets and the look-back rights are exercised by some or all of the March 20th investors, there will be dilution to other holders of Medwave stock. The maximum number of look-back shares that could be issued to March 20th investors is approximately 297,555 shares. If we are required to issue some or all of the 297,555 look-back shares to the March 20th investors, there would be dilution to all other holders of our common stock and, potentially, a negative effect on the market price of the Medwave's common stock.



SOME OF OUR MARCH 20TH INVESTORS FEEL THAT THEIR ANTI-DILUTION RIGHTS SHOULD HAVE BEEN TRIGGERED BY OUR JUNE 13TH CLOSING



         In preparation for the June 13th second closing of our private placement, we communicated to the investors in the March 20th closing the differences in the pricing and terms of the two closings and the two stock purchase agreements, including our position that, because of the exclusions written into the anti-dilution provisions when they were created, the anti-dilution protection afforded to the March 20th investors would not be triggered by any units issued at the June 13th closing of our private placement. Additionally, we offered all of the March 20th investors the opportunity to convert their March 20th investment into the units sold by us at the June 13th closing. A few of the March 20th investors elected to convert their investment to the units sold at the June 13th closing, and some of the March 20th investors declined to do so.



         We have been contacted by the principal representative of a number of the March 20th investors who takes the view that the anti-dilution protection for the March 20th investors should, contrary to the Company's prior communicated position and the exclusions written into the anti-dilution provisions, be triggered by the June 13th closing. If he prevails on this point, that investor group would be entitled to receive approximately 27,000 additional shares for no additional consideration. If, for any reason, we were required to issue additional shares of our common stock to all of the March 20th investors pursuant to the anti-dilution provisions, we would have to issue for no consideration an aggregate of approximately 68,000 additional shares (which includes the 27,000 to the above-mentioned investor group). Any shares issued to March 20th investors pursuant to the anti-dilution protection will reduce the maximum number of shares that might be issued to the March 20th investors under their look-back share rights described above. We have not come to any resolution on this issue with the representative of the investor group. We disagree with the interpretation and view taken by this investor group.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE
FUTURE


         Medwave has never declared or paid a cash dividend on its common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.


OUR COMMON STOCK IS SUBJECT TO PRICE VOLATILITY



     The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to various factors beyond our control, including:

-    quarterly variations in operating results;

- announcements of technological innovations, new products or pricing by our competitors;

- changes in, or failure to meet, financial estimates of securities analysts;

- the rate of adoption by physicians of Medwave's technology in targeted markets;

-    the timing of patent and regulatory approvals;

-    the timing and extent of technological advancements;

-    results of clinical studies;

- the sales of our common stock by affiliates or other shareholders with large holdings; and

-    general market conditions.



     Our future operating results may fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of the stock of many medical device companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may directly and adversely influence the market price of our common stock.


WE MAY NOT BE ABLE TO MAINTAIN QUOTATION OF OUR STOCK BY NASDAQ; THE "PENNY STOCK RULES" MAY BECOME APPLICABLE TO OUR STOCK; THE LIQUIDITY OF OUR STOCK MAY BE IMPACTED


         Medwave's common stock is currently traded on the national over-the-counter market and quoted on the Nasdaq SmallCap Market. There can be no assurance that such continued trading and quotation will be maintained. To maintain our listing after the initial inclusion of our stock on Nasdaq, we must, in addition to other requirements, have at least a minimum of $2.5 million of stockholders' equity or $35 million in market capitalization or $500,000 in net income (in the latest fiscal year, or two of the last three fiscal years), a public float of 500,000 shares having a market value of at least $1,000,000, at least two market makers, at least two independent directors on our Board of Directors, and at least 300 round-lot shareholders. A minimum bid price of $1.00 per share is also required to maintain our listing on the Nasdaq SmallCap Market. If we fail to satisfy the Nasdaq requirements to maintain listing on the Nasdaq SmallCap Market in the future, our common stock will likely be quoted only in the local over-the-counter "pink sheets" and may also be reported on the NASD OTC Bulletin Board. In the event of de-listing of our common stock from Nasdaq, the public trading market for the common stock would be adversely affected. If the common stock is subsequently de-listed for failure to meet the Nasdaq maintenance requirements, the common stock may be subject to the rules promulgated under the Securities Exchange Act of 1934, as amended, relating to "penny stocks." The rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the market for penny stocks. The broker-dealer also must disclose the commissions payable both to the broker-dealer and the registered representative and current quotations for the securities, and monthly statements must be sent disclosing recent price information.



         In the event that our common stock becomes characterized as a penny stock, our market liquidity could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers in this offering to sell their common stock favorably in the secondary market.

MEDWAVE SHAREHOLDERS ARE NOT ENTITLED TO CUMULATIVE VOTING

         There is no cumulative voting for the election of Medwave directors. Accordingly, the owners of a majority of our outstanding stock may elect all the directors, if they choose to do so, and the owners of the remaining shares will not be able to elect any directors. Officers and directors of Medwave currently own approximately 9.2% of the outstanding shares of common stock.

MEDWAVE'S BOARD CAN CREATE AND ISSUE DIFFERENT CLASSES OF STOCK WITHOUT APPROVAL OF SHAREHOLDERS

         Under Minnesota law and our Articles of Incorporation, no action by Medwave shareholders is necessary, and only action of the our Board of Directors is required, to authorize the issuance by Medwave of any of our undesignated stock, including designation of some such shares as preferred. Medwave's Board of Directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and any preferences). Accordingly, our Board of Directors, without shareholder approval, may issue undesignated stock with terms that could adversely affect the voting power and other rights of holders of the common stock. The existence of undesignated stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of common stock, to acquire control of Medwave with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

CERTAIN PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT MAY HAVE AN ANTI-TAKEOVER EFFECT

         Medwave is subject to Section 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.673 prohibits certain publicly held Minnesota corporations from engaging in a "business combination" with an "interested shareholder" for a period of four years following the date of the transaction in which the person or entity became an interested shareholder, unless either the business combination or the share acquisition by which the shareholder became an interested shareholder was approved by a disinterested committee of the company's board of directors before the shareholder became an interested shareholder. For purposes of Section 302A.673, "business combination" is defined broadly to include mergers, assets sales, and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is any person or entity who, together with affiliates and associates, owns (or within the three immediately preceding years did own) 10% or more of the corporation's voting shares.

Medwave is also subject to Section 302A.671 of the Minnesota Business Corporation Act. Section 302A.671 provides that an "acquiring person" proposing to make a "control share acquisition" must disclose certain information to the target corporation and the target corporation's shareholders must thereafter approve the control share acquisition or certain of the shares acquired in the control share acquisition shall not have voting rights and shall be subject to redemption by the target corporation for a specified period of time at the market value of such shares. A "control share acquisition" is an acquisition of shares of an issuing public corporation which results in the acquiring person's voting power increasing from its pre-acquisition level to one of the following levels of voting power: (i) at least 20 percent but less than 33-1/3 percent; (ii) at least 33-1/3 percent but less than or equal to 50 percent; and (iii) over 50 percent. The definition of a "control share acquisition" specifically excludes acquisitions of shares from the corporation issuing such shares, and acquisitions pursuant to plans of merger or exchange which are approved by the shareholders of the corporation. Unless the disclosure provisions and the shareholder approval provisions of Section 302A.671 are met, the shares acquired in a control share acquisition that exceed the initial threshold of any of the new ranges of voting power described above do not have voting rights and are subject to the redemption by the target corporation.

                                 USE OF PROCEEDS

         Medwave is not selling any of the shares being offered by this prospectus and will not receive any proceeds from the sale of the shares offered by the selling shareholders.

                              SELLING SHAREHOLDERS

         Set forth below are the names of the selling shareholders, the number of shares of Medwave common stock beneficially owned by each of them on the date hereof, the number of shares offered hereby and the percentage of common stock to be owned if all shares registered hereunder are sold by the selling shareholders. Certain of the shares being offered hereby are not outstanding as of the date of this prospectus but may be issued by Medwave upon exercise of outstanding warrants. To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us except as set forth on the footnotes to the following table. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.



                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY
                                                                 OWNED                   NUMBER OF      %
                                                         ------------------------         SHARES      OWNED
                                                                          WARRANT         OFFERED     AFTER
             SELLING SHAREHOLDER                           SHARES         SHARES           HEREBY    OFFERING
-------------------------------------------------------------------------------------------------------------
John R. Albers                                            443,619          97,125         161,875      4.4%
John J. Altmann Jr.                                         6,500           5,000          10,000       *
John J. Altmann Sr.                                        13,000           5,000          10,000       *
Steven J. J. Bateman                                        7,500           7,500          15,000       *
Alvin E. Bauer                                              8,537           8,537          17,074       *
Robert J. and June G. Becker                               50,000          50,000         100,000       *
Kenneth G. Benson                                          13,000           5,000          10,000       *
Tim Bullock                                                 5,000           5,000          10,000       *
M. Elizabeth Cramer                                         3,500           5,250           8,750       *
Kenneth and Linda Cutler                                   10,000           5,000          10,000       *
Richard L. Danielson                                       10,500          10,500          21,000       *
Norman Dann Rev Trust dtd 12/3/90 (1)                      70,000 (1)      10,000          20,000       *
James L. Dechene                                            4,823           4,823           9,646       *
Deephaven Private Placement Trading Ltd.                  541,176         541,176       1,082,352       *
Jeff Dobbs                                                 45,000          25,000          50,000       *
Ellis Family Limited Partnership                            5,000           7,500          12,500       *
Elsetech Ltd. Partnership                                  12,233           6,000          12,000       *
Robert E. Flynn IRA                                         5,000           5,000          10,000       *
Luther O. Forde                                             8,250           8,250          16,500       *
Paul J. Forsburg                                           33,648          33,648          67,296       *
Sandra J. Hale                                              3,500           5,250           8,750       *
Michael B. and Nancy J. Hinnenkamp                          4,823           4,823           9,646       *
John D. Hurd IRA                                            2,352           2,352           4,704       *
Brad Lee R. Johnson                                        14,807           4,883           9,766       *
David B. Johnson Family Foundation                         75,000          20,000          40,000       *
David B. Johnson Rev Trust dtd 4/19/00                    477,255         100,000          60,000      6.1%
Donald A. Johnson                                          23,529          23,529          47,058       *
William R. Kennedy IRA #1                                   3,500           5,250           8,750       *
William R. Kennedy IRA #2                                   3,500           5,250           8,750       *


                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY
                                                                 OWNED                   NUMBER OF      %
                                                         ------------------------         SHARES      OWNED
                                                                          WARRANT         OFFERED     AFTER
             SELLING SHAREHOLDER                           SHARES         SHARES           HEREBY    OFFERING
-------------------------------------------------------------------------------------------------------------
Gary Kohler                                                15,686          18,824          34,510       *
Joan Lichtenstein IRA                                      15,000          15,000          30,000       *
Loyola Education Foundation                                10,000          10,000          20,000       *
Kevin McHale                                               10,000          10,000          20,000       *
Midwest Tree Service, Inc.                                 10,294           5,294          10,588       *
Miller Johnson Steichen Kinnard Inc. (2)                        0         134,890         134,890       *
Milton Morris/Joan Morris Rev. Living
  Trust dtd 8/28/91                                        23,529          23,529          47,058       *
Gerald R. Nelson KEOGH                                   38,600(3)         16,500          27,500       *
Jon & Paula Nelson                                          4,500           4,500           9,000       *
Cathy S. Norelius                                           5,750           5,750          11,500       *
Dwight Nyquist Living Trust dtd 1/29/99                     2,411           2,411           4,822       *
Norman K. Nystrom                                           7,500           7,500          15,000       *
Catherine L.B. Oglesby IRA                                  9,411           9,411          18,822       *
John N. and Catherine L.B. Oglesby                         23,529          23,529          47,058       *
John N. Oglesby IRA                                         9,411           9,411          18,822       *
Robert A. Olsen                                             5,000           5,000          10,000       *
Oncology Associates S.C. Profit Sharing
  Plan                                                     10,000          10,000          20,000       *
James N. Owens Rev Trust dtd 9/10/70                       92,200          45,200          90,400       *
Lenore Owings & Paul R. Owings                             17,500           7,500          15,000       *
Paul R. Owings & William R. Owings                         26,000           7,500          15,000       *
Kenneth R. Parker                                          66,500          13,500          27,000       *
Gary Pechota                                                8,000           8,000          16,000       *
Perkins Capital Management, Inc.
  Profit Sharing Plan                                       5,000           7,500          12,500       *
Jeffrey D. and Susan Rahm                                  27,470           7,470          14,940       *
Mary Ann Rahm Trust dtd 12/17/92                           13,797           2,500           5,000       *
David E. Riviere                                            5,000           5,000          10,000       *
Steven D. Roberts                                          35,529          23,529          47,058       *
Harold Roitenberg IRA                                       5,000           7,500          12,500       *
Charles M. and Elizabeth Rounds                            11,765          11,765          23,530       *
Michael A. and Carmen Tesch Living
   Trust dtd 5/3/00                                         2,411           2,411           4,822       *
E. Scott Thatcher                                           7,500           5,000          10,000       *
William D. Thompson                                        13,000          13,000          26,000       *
Marvin Trafton                                             10,000          10,000          20,000       *
Joyce E. Trones                                            23,529          23,529          47,058       *
Twin City Carpenters Pension Plan                          25,000          37,500          62,500       *
VBS Partners                                              110,000          10,000          20,000      1.2%
Kenneth M. Viste                                           11,765          11,765          23,530       *


                                                                NUMBER OF
                                                                 SHARES
                                                               BENEFICIALLY
                                                                  OWNED                  NUMBER OF      %
                                                         ------------------------         SHARES      OWNED
                                                                          WARRANT         OFFERED     AFTER
             SELLING SHAREHOLDER                           SHARES         SHARES           HEREBY    OFFERING
-------------------------------------------------------------------------------------------------------------
Way North Inc. PS & Trust                                   9,900           9,900          19,800       *
Ila Waseka Rev. Living Trust dtd 5/10/95                   43,529          23,529          47,058       *

---------------
*        Less than 1%

(1) Mr. Dann is a member of the Company's Board of Directors. Amount includes 60,000 shares which may be purchased upon exercise of currently exercisable options.


(2) Miller Johnson Steichen Kinnard Inc. acted as selling agent in connection with the Company's 2001 private placement.



(3)      Does not include 12,243 shares owned directly by Mr. Nelson.


                              PLAN OF DISTRIBUTION

         The selling shareholders may sell the shares of common stock on the Nasdaq Stock Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the named selling shareholder after the date of this prospectus. We will pay all expenses associated with registering the selling shareholders' shares, including the legal fees of one legal advisor acting on behalf of the selling shareholders in connection with the preparation and filing of the Registration Statement. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. The common stock may be sold in:


     - a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange; and

     - ordinary brokerage transactions and transactions in which the broker solicits purchases.


The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may, from time to time, authorize underwriters acting as their agent to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

         All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

                   SECURITIES AND EXCHANGE COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Under Minnesota corporate law, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements, expenses and disbursements incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law and we currently maintain such a Directors' and Officer's insurance policy. Our Articles of Incorporation and Bylaws do not limit our obligation to indemnify such persons.

         Our Articles of Incorporation limit the liability of our directors to the full extent permitted by the Minnesota Business Corporation Act. Specifically, directors will not be personally liable for monetary damages for breach of fiduciary duty as directors except liability for (i) any breach of the duty of loyalty to Medwave or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions,
(iv) violations of certain Minnesota securities laws or (v) any transaction from which the director derives an improper personal benefit.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-28010) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1.       Annual Report on Form 10-K for the fiscal year ended April 30,
                  2001;


         2.       Proxy Statement for the 2001 Annual Meeting of Shareholders;

         3.       Current Report on Form 8-K/A filed July 27, 2001.

         4.       Quarterly Report on Form 10-Q for the quarter ended July 31,
                  2001.

         5. The description of Medwave common stock which is contained in Registration Statement on Form SB-2 (Commission File No. 33-96878C) filed under the Securities Act of 1933, as amended, including any amendment or report filed for the purpose of updating such description.


         You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                  Mark T. Bakko
                  Chief Financial Officer
                  Medwave, Inc.
                  4382 Round Lake Road W.
                  Arden Hills, Minnesota  55112
                  (651) 639-1227

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following expenses will be paid by Medwave in connection with the distribution of the shares registered hereby. We will pay all expenses associated with registering the selling shareholders' shares, including the legal fees of one legal advisor acting on behalf of the selling shareholders in connection with the preparation and filing of the Registration Statement. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. All of such expenses, except for the SEC Registration Fee, are estimated.

          SEC Registration Fee .......................................$3,008
          Legal Fees and Expenses ...................................$10,000
          Accountants' Fees and Expenses ..............................5,000
          Printing Expenses.............................................$500
          Miscellaneous ................................................$500
                   Total ............................................$19,008

Item 15.  Indemnification of Directors and Officers.

         Under Minnesota corporate law, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements, expenses and disbursements incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. Medwave's Articles of Incorporation and Bylaws do not limit its obligation to indemnify such persons.

         Medwave's Articles of Incorporation also limit the liability of its directors to the full extent permitted by the Minnesota Business Corporation Act. Specifically, directors will not be personally liable for monetary damages for breach of fiduciary duty as directors except liability for (i) any breach of the duty of loyalty to Medwave or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws or (v) any transaction from which the director derives an improper personal benefit.

         Medwave and the selling shareholders listed herein have agreed to indemnify each other, under certain conditions, against certain liabilities arising under the Securities Act.

Item 16.  Exhibits

           See Exhibit Index on page following signatures.

Item 17.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      to include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                           Provided, however, that paragraphs (a)(1)(i) and
                           (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

         (c)      The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arden Hills, State of Minnesota, on September 17, 2001.


                                    MEDWAVE, INC.

                                    By   /s/ Timothy J. O'Malley
                                       ---------------------------------------
                                         Timothy J. O'Malley
                                         President and Chief Executive Officer




         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the date stated.


              SIGNATURE                                       TITLE
              ---------                                       -----
/s/ Timothy J. O'Malley                       President, Chief Executive Officer
-----------------------                       and Director
Timothy J. O'Malley


/s/ Mark T. Bakko                             Chief Financial Officer
-----------------------
Mark T. Bakko


  *                                           Chairman and Director
-----------------------
G. Kent Archibald


  *                                           Director
-----------------------
William D. Corneliuson


  *                                           Director
-----------------------
Norman Dann


  *                                           Director
-----------------------
Keith A. Libbey


*By:   /s/ Mark T. Bakko                      Dated:  September 17, 2001
     --------------------------------
       Mark T. Bakko, Attorney in Fact

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                    EXHIBITS
                                       to
                         Form S-3 Registration Statement
                                ----------------


                                  Medwave, Inc.

                                ----------------

                                      INDEX



EXHIBIT
-------
5.1      Opinion and Consent of Fredrikson & Byron, P.A.*

23.1     Consent of Ernst & Young LLP

23.2     Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)*

24.1     Power of attorney from directors*

--------------------

*Previously Filed